Exhibit 3.1

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

SIDUS SPACE, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

SIDUS SPACE, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Sidus Space, Inc. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on April 15, 2021, as amended ( the “Certificate of Incorporation”).

SECOND: ARTICLE IV, SECTION I of the Corporation’s Certificate of Incorporation shall be amended by inserting the following at the end of Article IV:

Effective as of December 19, 2023 at 4:01 p.m. Eastern Time (the “Effective Time”), (i) each one hundred (100) shares of the Corporation’s Class A Common Stock, issued and outstanding immediately prior to the Effective Time (the “Old Class A Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Class A Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable shares of Class A Common Stock, par value of  $0.0001 per share (the “New Class A Common Stock”), and (ii) each one hundred (100) shares of the Corporation’s Class B Common Stock, issued and outstanding immediately prior to the Effective Time (the “Old Class B Common Stock”) and shall automatically without further action on the part of the Corporation or any holder of Old Class B Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable shares of Class B Common Stock, par value of  $0.0001 per share (the “New Class B Common Stock”)subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The conversion of the Old Class A Common Stock into New Class A Common Stock and Old Class B Common Stock into New Class B Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Class A Common Stock shall represent the number of shares of New Class A Common Stock into which such Old Class A Common Stock shall have been converted pursuant to this Certificate of Amendment, and certificates representing the Old Class B Common Stock shall represent the number of shares of New Class B Common Stock into which such Old Class B Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Class A Common Stock or New Class B Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Class A Common Stock or New Class B Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 19th day of December , 2023.

SIDUS SPACE, INC.

By:	/s/ Carol Craig
Name:	Carol Craig
Title:	Chief Executive Officer

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